March 8, 2011

VIA EDGAR FILING
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  Mark P. Shuman, Branch Chief-Legal

Re:	Teaching Time, Inc.
Post Effective Amendment
No. 1 on Form S-1
Filed March 2, 2011
File No. 333-164968

Dear Mr. Shuman:

On behalf of Teaching Time, Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the comment in your letter to Mr. Paul Vassilakos, Chief Executive Officer of the Company, dated March 7, 2011.

Signatures

The Company will amend its Post-Effective Amendment No. 1 relating to the deregistration of 1,800,000 shares of the Company’s common stock, as filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2011 to include signatures of a majority of the Company’s directors.  Please note that the Company’s Current Report on Form 8-K filed on February 8, 2011 indicates that two former directors, Lisa Lamson and Daniel McKelvey, resigned on February 2, 2011, and three new directors, V. Ray Harlow, Kenneth J. Koock and Lynden B. Rose, were appointed as of that date.

On behalf of the Company, we represent that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses that we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Paul Vassilakos, Chief Executive Officer Teaching Time, Inc.